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15027589

SECURI ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

AUG 3 1 2015

SEC FILE NUMBER
8-44414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____July 1, 2014_____ AND ENDING _____June 30, 2015_____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATES Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

      100 Park Avenue – 22nd Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Whi Kim   (212) 661-8686
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

      WeiserMazars LLP

(Name – if individual, state last, first, middle name)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I   Young Whi Kim   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
    GATES Capital Corporation   , as
of   June 30   , 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
    C F o
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATES Capital Corporation
Statement of Financial Condition
June 30, 2015

Assets

Cash	$	126,936
Deposit with clearing broker		100,000
Receivable from broker-dealer and clearing organization		947,733
Remarketing fees receivable		75,893
Securities owned, at fair value		1,718,782
Interest receivable		54,178
Prepaid and refundable income taxes		40,055
Advances to related party		64,500
Fixed assets, net		13,578
Other assets		99,430
Total assets	$	3,241,085

Liabilities and Stockholders' Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	13,332
Accrued expenses and other liabilities		761,284
Deferred remarketing fees		53,448
Total liabilities		828,064

Stockholders' equity

Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	1,257,880
Retained earnings	1,315,522
	2,578,402
Less: stock subscriptions receivable	(165,381)
Total stockholders' equity	2,413,021

Total liabilities and stockholders' equity	$	3,241,085

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

    GATES Capital Corporation (the "Company") was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company specializes in buying, selling, underwriting, and remarketing municipal securities.

2. **Summary of Significant Accounting Policies**

    Revenue Recognition
    Securities transactions and the related revenues and expenses are recorded on the trade date.

    Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and are recorded as follows: management fees on offering date, sales concessions on settlement date, and underwriting and remarketing fees at the time the transaction is completed and the income is reasonably determinable.

    Securities Owned and Securities Sold, Not Yet Purchased
    Securities owned and securities sold, not yet purchased, are carried at fair value and the resulting unrealized gains and losses are reflected in trading income.

    Fixed Assets
    Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash Equivalents
    From time to time, the Company has highly liquid investments with original maturities of three months or less when purchased, which are deemed to be cash equivalents.

    Treasury Stock
    The Company accounts for its treasury stock using the cost method. Under the cost method, the purchase of the treasury stock is recorded using the actual cost of purchase. The cost method does not take into account the par value of the shares and the amount received from investors when the shares were originally issued.

    Income Taxes
    The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of June 30, 2015, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and it will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state, or local taxing authorities for years prior to June 30, 2012.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 1,705,717	$
Corporate debt securities, non-convertible	13,065	13,332
	$ 1,718,782	$ 13,332

4. Advances to Related Party

As of June 30, 2015, advances to related party consist of one note to an officer/stockholder of the Company in the amount of $64,500. The borrowing by the officer/stockholder bears interest at the prime rate, which was 3.25% per annum at June 30, 2015, and was due on June 30, 2015. The Company is in the process of re-negotiating the due date on this note. The borrowing by the officer/stockholder is secured by the officer/stockholder's investment in the Company. In the event the borrower resigns or is terminated, the unpaid principal balance and interest become due immediately.

5. Fixed Assets, Net

A summary of fixed assets is as follows:

	Amount
Office and computer equipment	$ 448,632
Furniture and fixtures	23,879
	472,511
Accumulated depreciation	(458,933)
	$ 13,578

6. Stock Subscriptions Receivable

As of June 30, 2015, stock subscriptions receivable consist of notes issued to eight employees/stockholders for the purchase of the Company's stock. Interest on these notes is at prime, which was 3.25% per annum at June 30, 2015, and is payable annually in arrears. The notes were due June 30, 2015, and amount to $165,381. The Company is in the process of re-negotiating the due date on these notes.

In the event that a subscriber resigns, is terminated from employment, or ceases to be a stockholder of the Company, the unpaid principal balance and interest become due immediately.

7. Clearance Agreement

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing organization. As part of the agreement, the clearing organization executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing organization for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing organization provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (5.12% per annum at June 30, 2015). At June 30, 2015, the Company had a balance of $947,733 due from the clearing organization.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2015, the Company had net capital, as defined, of $2,000,096, which exceeded the required minimum net capital of $100,000 by $1,900,096. Aggregate indebtedness at June 30, 2015, totaled $814,732. The ratio of aggregate indebtedness to net capital was 0.41 to 1.

9. Leases

The Company has an operating lease for its office space in Manhattan. The Company signed the lease commencing October 1, 2011, and expiring September 30, 2016.

Future minimum rental payments under this lease are as follows:

Year Ending June 30	Amount
2016	$ 212,312
2017	53,076
	$ 265,388

10. Leased Employees

The Company entered into an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employees and employee benefits to the Company through a leased employee/co-employer arrangement, whereby the former employees of the Company became employees of ADP TotalSource and are leased back to the Company for a fee. Expenses associated with this arrangement are recorded in the accompanying statement of income as leased employees compensation and benefits.

11. Income Taxes

A deferred tax liability in the amount of $1,000 has been established to account for the temporary differences arising from the excess of depreciation for tax purposes over the amount for financial reporting purposes. In addition, the Company has a deferred tax asset, in the same amount, which offsets the deferred tax liability, as a result of a temporary difference created by the straight-lining of rent expense.

12. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of June 30, 2015.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$ 1,705,717	$ -	$ 1,705,717	$ -
Corporate debt securities, non-convertible	Asset	13,065	-	13,065	-
		$ 1,718,782	$ -	$ 1,718,782	$ -

Description	Classification	Total	Level 1	Level 2	Level 3
Corporate debt securities, non-convertible	Liability	$ 13,332	$ -	$ 13,332	$ -
		$ 13,332	$ -	$ 13,332	$ -

The Company utilizes quoted market prices for its securities owned and securities sold, not yet purchased, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

13. **Off-Balance-Sheet Risk and Concentration of Credit Risk**

Transactions with the clearing organization may expose the Company to off-balance-sheet risk in the event that the clearing organization is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing organization.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

From time to time, the Company has cash at a bank in excess of Federal Deposit Insurance Company ("FDIC") limits and is exposed to the credit risk resulting from this concentration of cash. At June 30, 2015, the Company did not exceed the FDIC limits.

14. **Regulatory Assessment**

In the ordinary course of business, the Company is subject to inquiries from certain regulators which may result in assessments or fines. In the opinion of management, the outcome of these inquiries will not have a material effect on the Company's financial condition.

15. **Employee Retirement Plan**

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees following the completion of three months of service and provides for participants to defer salary up to statutory limitations. The Company is required to match 100% of the first 4% of eligible compensation deferred by the employee. Contributions made by the Company were $83,626 for the year ended June 30, 2015.

16. **Subsequent Events**

The Company has evaluated its subsequent events through August 26, 2015, the date the financial statements were available for issuance.

 M A Z A R S


WeiserMazars

The Company's Statement of Financial Condition as of June 30, 2015, is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
GATES Capital Corporation

We have audited the accompanying statement of financial condition of GATES Capital Corporation, as of June 30, 2015. This financial statement is the responsibility of GATES Capital Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GATES Capital Corporation as of June 30, 2015, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

August 26, 2015

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.


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